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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Novel Denim Holdings Limited

(Name of Issuer)

Ordinary Shares, $1.00 par value

(Title of Class of Securities)

G6674P109

(Cusip Number)

Kee Chung Chao
1/F Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong
852-2785-5988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6674P109

1.	Name of Reporting Person: Kee Chung Chao		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐[1]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 505,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 505,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 505,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3%

14.	Type of Reporting Person (See Instructions): IN

[1]	Novel Apparel (BVI) Limited (“Novel Apparel”), according to its filing on 13D, dated November 26, 2004, owns 4,550,000 shares of Novel Denim Holdings Limited. Novel Apparel is owned 80% by Novel Holdings (BVI) Limited (which, in turn is owned 100% by Westleigh Limited) and 20% by Mr. K.C. Chao. As such, Mr. K.C. Chao may be deemed to be a beneficial owner of the shares held by Novel Apparel. However, Mr. K.C. Chao disclaims such beneficial ownership.

Item 4 of Schedule 13D, filed on December 9, 1999, is hereby amended by adding thereto the information below.

Item 4. Purpose of Transaction

     On October 17, 2004, Novel Denim Holdings Limited’s (“Novel Denim”) Board of Directors approved the creation of a special committee (the “Special Committee”), comprised of two independent directors, to explore the possibility of a transaction that would reduce the number of Novel Denim shareholders of record from its current level to less than 300 shareholders of record and result in the deregistration and delisting of the ordinary shares of Novel Denim (the “Novel Denim Ordinary Shares”) from the Securities and Exchange Commission (the “SEC”) and the NASDAQ SmallCap Market (“NASDAQ”), respectively. On November 24, 2004, in a letter (the “Proposal”) from K.C. Chao, Director, Chief Executive Officer and President of Novel Denim, and Alain Rey, Director, Chief Financial Officer and Senior Vice-President—Finance of Novel Denim, to Noel Jervis, Chairman of the Special Committee, the management of Novel Denim, with the support of it’s controlling shareholder Novel Apparel (BVI) Limited, offered to acquire for cash all the outstanding Novel Denim Ordinary Shares, other than shares held by the Reporting Person and affiliates thereof, for $0.95 per share (the “Proposed Transaction”). The Proposed Transaction, or any similar transaction, and the price to be paid per share for the Novel Denim Ordinary Shares will be subject to the negotiation of definitive documents, the Special Committee’s deliberation and recommendation of the Proposed Transaction to Novel Denim’s full Board of Directors and approval by Novel Denim’s Board of Directors and shareholders.

     If the Proposed Transaction is effected as proposed, Novel Denim would have fewer than 300 shareholders of record. In such case, Novel Denim would deregister the Novel Denim Ordinary Shares under the Securities Act of 1934, as amended, the Novel Denim Ordinary Shares would no longer be traded on the NASDAQ, and Novel Denim would cease filing periodic reports with the SEC.

     No assurance can be given that the Proposed Transaction, or any similar transaction, will take place on these or any other terms.

     The summary of the Proposal contained in this Item 4 is qualified in its entirety by reference to the Proposal, which is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Letter dated November 24, 2004 from K.C. Chao and Alain Rey to Noel Jervis, as Chairman of the Special Committee of the Board of Directors.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2004

By:	/s/ Kee Chung Chao
	Name:	Kee Chung Chao
Title:

EXHIBIT INDEX

Exhibit A	Letter dated November 24, 2004 from K.C. Chao and Alain Rey to Noel Jervis, as Chairman of the Special Committee of the Board of Directors.